EXHIBIT 4

[Letterhead of Discovery Group]

July 25, 2007

Dr. C. Jerome Waylan

Chairman of the Board

c/o Corporate Secretary

Radyne Corporation

3138 East Elwood Street

Phoenix, AZ 85034

Dear Dr. Waylan:

Discovery Group manages investment funds that own approximately 8.8% of the outstanding shares of Radyne Corporation. We are the largest shareholder of Radyne stock.  We have followed Radyne closely for several years and since building our initial investment position we have held numerous conversations and had two on-site meetings with CEO Myron Wagner and CFO Malcolm Persen.   Recently, we also met with the Radyne Board’s Special Committee. We invested in Radyne because we believe the current market value is substantially less than the company’s true economic value.  However, based on feedback from our conversations with directors and senior management, we believe that inadequate attention is being paid to unlocking this true economic value.  Therefore, while it is not customary for us to take this type of action, we feel it is our duty as your largest shareholder to strongly and publicly recommend a course of action for the Board and to request that the Board publicly respond to this proposed course of action.

As you know, our research and discussions with industry participants have suggested that there are multiple parties that are interested in acquiring Radyne at a significant premium to today's stock price. The combination of Radyne's attractiveness as an acquisition, today's robust M&A market, and the high level of interest from strategic buyers will lead to a very attractive valuation for the company. Based on our findings, it is very likely that shareholders could achieve at least a 50 percent premium to today's price in the next few months.  As a result, we have been encouraging Radyne to hold confidential, expedited discussions with the multiple parties that have shown an interest in Radyne. However, Radyne’s Board and management have rejected this approach, citing the ability to pursue acquisitions and grow revenues to eventually cause the share price to increase.

We understand that the Radyne management team has an optimistic operating plan and financial forecast.  However, as we have carefully calculated and quantified in a detailed presentation to you, we simply do not believe that any such plan can deliver nearly the value that shareholders could get today by simply negotiating a sale to one of Radyne’s potential acquirers.  We continue to believe that a sale of Radyne is a superior alternative to the status quo operating plan.

Therefore, Discovery Group strongly recommends the engagement of a qualified investment banker to orchestrate a thorough yet expeditious and minimally disruptive process to sell the company.  Given our M&A experience and the intelligence we have gathered from potential buyers, we believe that the likely acquirers are readily known, are familiar with and interested in Radyne, and can put forth their best, fully financed acquisition proposals subject to limited due diligence in very short order.

There is no large shareholder on the Radyne Board or within the management team.  We are concerned that the decision not to pursue a sale reflects conflicting incentives.  Specifically, management seems focused on remaining independent rather than pursuing an aggressive path to shareholder value.  It is for this reason that we feel that we can bring focus to this issue for the benefit of unaffiliated shareholders by requesting an answer to our recommendation in a public response.

Thus, we would like Radyne to promptly explain to us and all shareholders why it will not select this path to maximize value. Your upcoming earnings call on July 30 is an appropriate forum for you to address this question. As you contemplate your response, please try to describe as carefully as possible how management's plan will deliver values greater than the $14.00 to $16.00 per share that should be achievable in a competitive sale process.

Sincerely,

/s/ Michael R. Murphy

Michael R. Murphy

Managing Partner